Exhibit 23.1

The Board of Directors
American Software, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 333-44744, 333-67533 and 33-55214 on Form S-8 and No. 33-79640 on Form S-3) of American Software, Inc. of our reports dated June 14, 2002 relating to the consolidated balance sheets of American Software, Inc. and subsidiaries as of April 30, 2002 and 2001 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2002 and related schedule, which reports appear in the April 30, 2002 annual report on Form 10-K of American Software, Inc.

/s/    KPMG LLP
July 24, 2002
Atlanta, Georgia